

November 22, 2022

Kristopher Salinger
Chief Financial Officer
Battery Future Acquisition Corp.
51 NW 26th Street, Suite 533
Miami, FL 33127

   Re: Battery Future Acquisition Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed April 1, 2022
     File No. 001-41158

Dear Kristopher Salinger:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: David Sakowitz